300 North LaSalle Street

Chicago, Illinois 60654

Jeffrey S. O’Connor 312-862-2026	312 862-2000	Facsimile:
joconnor@kirkland.com		(312) 862-2200
www.kirkland.com

July 17, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Nguyen

Re:	World Omni Auto Receivables LLC
Registration Statement on Form S-3
Filed May 21, 2009
File No. 333-159392

Ladies and Gentlemen:

On behalf of World Omni Auto Receivables LLC (as applicable, the “Depositor” or the “Registrant”) and in response to the letter (the “Comment Letter”) dated July 10, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission to Victor A. De Jesus, the Registrant’s Vice President and Chief Financial Officer, we submit Amendment No. 2 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 2”), marked to show changes from the Amendment No. 1 to Registration Statement as filed on June 26, 2009. Amendment No. 2 reflects changes made in response to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrant’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of Amendment No. 2, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Registrant.

Hong Kong        London        Los Angeles        Munich        New York        Palo Alto        San Francisco        Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2009

Registration Statement on Form S-3

General

1.	We are currently reviewing your responses to prior comments 2 and 8, and may have further comments under separate cover.

Response: The Registrant acknowledges the Staff’s comment.

Prospectus Supplement

Summary of Terms, page S-1

2.	We note your response to prior comment 15 and reissue. Please revise to include the form disclosure describing the summary of the trust fees and expenses or include a cross-reference to your fees and expenses table on page S-55. We were unable to locate the updated disclosure you state is included on the cover page of the prospectus supplement.

Response: We have added disclosure in response to the Staff’s comment. Please see the cover page and page S-5 in the prospectus supplement.

The Notes, page S-2

3.	We note your response to prior comment 16 and reissue in part. Please disclose on page S-2 that the floating rate will be calculated using One-Month LIBOR plus the applicable “spread.”

Response: We have added disclosure in response to the Staff’s comment. Please see page S-2 in the prospectus supplement.

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2009

The Requirements of TALF May Adversely Affect the Market Value and Liquidity of Your Notes, page S-18

4.	We note your response to prior comments 23 and 24 and your updated disclosure. Please divide this risk factor into separate risk factors in which you individually discuss, under appropriately titled headings, the risks associated with the following: (a) the potential that the notes will not be considered “eligible collateral,” and (b) the potential lowering of market value and lack of liquidity of the notes.

Response: We have revised the disclosure in response to the Staff’s comment. Please see pages S-18, S-19 and S-20 in the prospectus supplement.

5.	We note your disclosure on page S-18 that ratings of the notes will be monitored while they are outstanding. Please clarify that S&P and Moody’s will monitor the ratings of the notes and not you, if true.

Response: We have added disclosure in response to the Staff’s comment. Please see page S-18 in the prospectus supplement.

[The Subsequent Receivables], page S-28

6.	Refer to the last sentence of the first paragraph. Please revise to clarify that you will include a) information with regards to the subsequent receivables in a Form 8-K upon the initial transfer of the subsequent receivables into the trust, and b) information with regards to distribution and pool performance in a Form 10-D for the related distribution period.

Response: We have revised the disclosure in response to the Staff’s comment. Please see pages S-28 and S-49 in the prospectus supplement.

Fees and Expenses, page S-55

7.	We note your response to prior comment 9. Revise to provide greater details as to the fees which encompass “supplemental fees” which may be reduced from available funds for distribution. If there are limitations to such supplemental fees, please state such here.

Response: We have added disclosure in response to the Staff’s comment. Please see pages S-44, S-55 and S-66 in the prospectus supplement.

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2009

Material Federal Income Tax Consequences, page S-55

8.	We note your response to prior comment 30 and reissue in part. Please amend the first sentence of this section to clarify that it is a summary of certain material federal income tax consequences. Please also revise the sentence that states that the discussion of federal income tax consequences in the prospectus may not be “consistent” with that in your prospectus supplement. The disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it.

Response: We have revised the disclosure in response to the Staff’s comment. Please see page S-55 in the prospectus supplement.

Base Prospectus

9.	We note your response to prior comment 31 and reissue in part. Please eliminate the language on page 45 that states prospective investors “should consult” their tax advisors.

Response: We have revised the disclosure in response to the Staff’s comment. Please see page 45 in the base prospectus.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2026.

Sincerely,

/s/ Jeffrey S. O’Connor
Jeffrey S. O’Connor

cc:	Victor A. De Jesus, World Omni Auto Receivables LLC
Stephen P. Artusi, Esq., World Omni Auto Receivables LLC
Kathalijn Keyser, World Omni Auto Receivables LLC